UNITED STATES
	       SECURITIES AND EXCHANGE COMMISSION
		     WASHINGTON, D.C. 20549

			  FORM U-13-60

			  ANNUAL REPORT

			 FOR THE PERIOD

     Beginning  January 1, 1997    and Ending   December 31, 1997

			     TO THE

	     U.S. SECURITIES AND EXCHANGE COMMISSION

			       OF


		     ENTERGY ENTERPRISES, INC.
_________________________________________________________________
		(Exact Name of Reporting Company)


A                Subsidiary                    Service Company
    ____________________________________
	  ("Mutual " or "Subsidiary")


Date of Incorporation December 30, 1983.  If not Incorporated, Date

of Organization  _________________  State or Sovereign Power under

which Incorporated or Organized  Louisiana     Location of Principal

Offices of Reporting Company   900 S. Shackleford, Little Rock, Arkansas 72211

Name, title and address of officer to whom correspondence concerning this report should be addressed:  Mr. Robert J. Cushman  Vice President - Finance

P.O. Box 61000, New Orleans, La. 70161

 Name of Principal Holding Company Whose Subsidiaries are served
		      by Reporting Company:

		       Entergy Corporation


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			2 of 28 pages (Blank)

		INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing.
   Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies.
   Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. Period Covered by Report.
   The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format.
   Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed.
   All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01(b)).

6. Deficits Displayed.
   Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

7. Major Amendments or Corrections.
   Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions.
   Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart.
   The service company shall submit with each annual report a copy of its current organization chart.

10.Methods of Allocation.
   The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.Annual Statement of Compensation for Use of Capital Billed.
   The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.




				3 of 28 pages

	   LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS



						     Schedule or      Page
   Description of Schedules and Accounts            Account Number   Number

Comparative Balance Sheet                             Schedule I       5-6
Service Company Property                              Schedule II       7
Accumulated Provision for Depreciation and            Schedule III      8
  Amortization of Service Company Property
Investments                                           Schedule IV       9
Accounts Receivable from Associate Companies          Schedule V        10
Fuel Stock Expenses Undistributed                     Schedule VI       11
Stores Expense Undistributed                          Schedule VII      11
Miscellaneous Current and Accrued Assets              Schedule VIII     12
Miscellaneous Deferred Debits                         Schedule IX       12
Research, Development, or Demonstration Expenditures  Schedule X        12
Proprietary Capital                                   Schedule XI       13
Long-Term Debt                                        Schedule XII      14
Current and Accrued Liabilities                       Schedule XIII     15
Notes to Financial Statements                         Schedule XIV      15
Comparative Income Statement                          Schedule XV       16
Analysis of Billing - Associate Companies             Account 457       17
Analysis of Billing - Nonassociate Companies          Account 458       18
Analysis of Charges for Service - Associate and       Schedule XVI      19
  Nonassociate Companies
Schedule of Expense of Department or Service Function Schedule XVII     20
Departmental Analysis of Salaries                     Account 920       21
Outside Services Employed                             Account 923       21
Employee Pensions and Benefits                        Account 926       22
General Advertising Expenses                          Account 930.1     22
Miscellaneous General Expenses                        Account 930.2     23
Rents                                                 Account 931       23
Taxes Other Than Income Taxes                         Account 408       24
Donations                                             Account 426.1     24
Other Deductions                                      Account 426.5     25
Notes to Statement of Income                          Schedule XVIII    25
Annual Report of Entergy Integrated Solutions, Inc.   Schedule XIX      26



LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
								       Page
Description of Reports or Statements                                  Number

Organization Chart                                                      27
Methods of Allocation                                                   27
Annual Statement of Compensation for Use of Capital Billed              27
Disclaimer of Subsidization                                             27






			      4 of 28 pages

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		  Schedule I - Comparative Balance Sheet


Give balance sheet of the Company as of December 31 of the current and prior year.

Account                           Assets and Other Debits                                  As of December 31
											 Current        Prior
	 Service Company Property
  101    Service company property (Schedule II)                                         $9,732,364    $5,963,020
  107    Construction work in progress (Schedule II)                                       275,929
										       -----------  ------------
	     Total Property                                                             10,008,293     5,963,020
										       -----------  ------------

  108    Less accumulated provision for depreciation and amortization of service
	 company property (Schedule III)                                                 3,169,476     2,324,315
										       -----------  ------------
	     Net Service Company Property                                                6,838,817     3,638,705
										       -----------  ------------

	 Investments

  123    Investments in associate companies (Schedule IV)                               59,511,557    80,448,888
  124    Other Investments (Schedule IV)
  128    Special Funds (Schedule IV)                                                       372,121        82,993
										       -----------  ------------
	     Total Investments                                                          59,883,678    80,531,881
										       -----------  ------------

	 Current and Accrued Assets

  131    Cash                                                                              985,949     2,042,513
  135    Working funds                                                                     466,712       260,990
  136    Temporary cash investments (Schedule IV)                                        7,900,669
  142    Customer Accounts Receivable                                                         (643)
  143    Accounts receivable                                                               107,464       (15,168)
  144    Accumulated provision of uncollectible accounts
  146    Accounts receivable from associate companies (Schedule V)                      14,854,532    26,308,349
  152    Fuel stock expenses undistributed (Schedule VI)
  154    Materials and supplies
  163    Stores expense undistributed (Schedule VII)
  165    Prepayments                                                                       194,736
  174    Miscellaneous current and accrued assets (Schedule VIII)                           16,964
										       -----------  ------------
	     Total Current and Accrued Assets                                           24,526,383    28,596,684
										       -----------  ------------

	 Deferred Debits

  181    Unamortized debt expense
  184    Clearing accounts
  186    Miscellaneous deferred debits (Schedule IX)                                    (2,369,746)     (980,702)
  188    Research, development, or demonstration expenditures (Schedule X)
  190    Accumulated deferred income taxes                                               6,653,037     9,074,876
										       -----------  ------------
	     Total Deferred Debits                                                       4,283,291     8,094,174
										       -----------  ------------

	     TOTAL ASSETS AND OTHER DEBITS                                             $95,532,169  $120,861,444
										       ===========  ============


				5 of 28 pages

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 Schedule I - Comparative Balance Sheet


Account            Account Liabilities and Proprietary Capital
									       As of December 31
									     Current         Prior
	  Proprietary Capital
  201     Common stock issued (Schedule XI)                                  $57,400,000    $57,400,000
  211     Miscellaneous paid-in-capital (Schedule XI)                        153,000,000    150,000,000
  216     Unappropriated retained earnings (Schedule XI)                    (141,921,568)  (108,951,736)
									    ------------   ------------
	     Total Proprietary Capital                                        68,478,432     98,448,264
									    ------------   ------------

	  Long-Term Debt

  223     Advances from associate companies (Schedule XII)                     4,500,000
  224     Other long-term debt (Schedule XII)
  225     Unamortized premium on long-term debt
  226     Unamortized discount on long-term debt-debit
  227     Capital Leases
									    ------------   ------------
	     Total Long-Term Debt                                              4,500,000
									    ------------   ------------

	  Current and Accrued Liabilities

  231     Notes payable
  232     Accounts payable                                                     8,783,989      9,295,609
  233     Notes payable to associate companies (Schedule XIII)
  234     Account payable to associate companies (Schedule XIII)               5,274,365      1,077,669
  236     Taxes accrued                                                       (1,880,913)       702,794
  237     Interest accrued
  238     Dividends declared
  241     Tax collections payable                                                102,156       (114,979)
  242     Miscellaneous current and accrued liabilities (Schedule XIII)        9,033,521      5,401,980
									    ------------   ------------
	     Total Current and Accrued Liabilities                            21,313,118     16,363,073
									    ------------   ------------

	  Deferred Credits

  253     Other deferred credits (See Note 9)                                  1,240,619      6,050,107
  255     Accumulated deferred investment tax credits
									    ------------   ------------
	      Total Deferred Credits                                           1,240,619      6,050,107
									    ------------   ------------

  282     Accumulated Deferred Income Taxes


	      TOTAL LIABILITIES AND PROPRIETARY CAPITAL                     $ 95,532,169   $120,861,444
									    ============   ============



				6 of 28 pages



   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		  For the Year Ended December 31, 1997

		 Schedule II - Service Company Property


					 Balance at           Retirements             Balance
					 Beginning                or      Other (1)  at Close
		 Description              of Year  Additions     Sales     Changes   of Year

Service Company Property

Account
301  Organization                         $126,136                                   $   126,136
303  Miscellaneous Intangible Plant           (856)                                         (856)
304  Land and Land Rights
305  Structures and Improvements
306  Leasehold Improvements              1,882,534   1,602,513    366,722              3,118,325
307  Equipment
308  Office Furniture and
      Equipment                          3,955,206   2,742,249    208,696              6,488,759
309  Automobiles, Other Vehicles
      and Related Garage Equipment
310  Aircraft and Airport Equipment
311  Other Service Company
      Property (3)
					--------------------------------------------------------
			    SUB-TOTAL    5,963,020   4,344,762    575,418              9,732,364
107  Construction Work in Progress                     275,929                           275,929
					--------------------------------------------------------
				TOTAL   $5,963,020  $4,620,691   $575,418            $10,008,293
					========================================================
(1) Provide an explanation of those changes considered material:

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

							  Balance at
      Subaccount Description                 Additions   Close of Year
Office Furniture and Equipment
     Furniture                               $1,219,027   $2,763,771
     Computer Equipment                         550,719    2,169,813
     Telephone                                  763,808    1,555,175
					     ----------   ----------
				     TOTAL   $2,533,554   $6,488,759
					     ==========   ==========

(3) Describe other service company property:



			  7 of 28 pages

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

	     For the Year Ended December 31, 1997

    Schedule III - Accumulated Provision for Depreciation and Amortization of Service Company Property




					  Balance at   Additions                  Other      Balance
					   Beginning  Charged to               Changes Add   at Close
		   Description              of Year   Account 403 Retirements (Deduct) (1)   of Year

Account
  301    Organization                      $  100,905  $   25,230   $                       $  126,135
  303    Miscellaneous Intangible Plant
  304    Land and Land Rights
  305    Structures and Improvements
  306    Leasehold Improvements               704,205                3,882                     700,323
  307    Equipment
  308    Office Furniture and Fixtures      1,519,205     823,813                            2,343,018
  309    Automobiles, Other Vehicles
	     and Related Garage Equipment
  310    Aircraft and Airport Equipment
  311    Other Service Company Property

					   -----------------------------------------------------------
				    TOTAL  $2,324,315  $  849,043   $3,882                  $3,169,476
					   ===========================================================
(1)  Provide an explanation of those changes considered material:


			8 of 28 pages

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

	     For the Year Ended December 31, 1997

		 Schedule IV - Investments


Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

						 Balance at       Balance at
Description                                  Beginning of Year  Close of Year

Account 123 - Investment in Associate Companies
  Entergy Integrated Solutions, Inc. (13,500
    Shares Common Stock)                         $77,619,369     $53,542,375
  Entergy Operations Services, Inc. (3,000
    Shares Common Stock)                           2,829,519       2,483,564
  Entergy Nuclear, Inc. (3,000 Shares Common
    Stock)                                                 0       3,485,618

Account 128 - Special Funds
  California, Florida, Houston, Singapore,
    Washington & EOSI office security deposits        82,993         372,121

Account 136 - Temporary Cash Investments
  Commercial paper                                         0       8,448,430
  Money market                                             0        (547,761)
						 -----------     -----------
				    TOTAL        $80,531,881     $67,784,347
						 ===========     ===========


		      9 of 28 pages


  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

	     For the Year Ended December 31, 1997

    Schedule V - Accounts Receivable from Associate Companies


Instructions:
  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

							      Balance at   Balance at
			 Description                         Beginning of   Close of
								 Year         Year
Account 146 - Accounts Receivable from Associate Companies
Entergy Richmond Power Corp.                                      $14,631          $0
Entergy Power Development Corp.                                 5,950,724   1,559,217
Entergy Retail Services                                                 0   1,112,311
Entergy S.A.                                                          658         658
Entergy Power Development International Corp.                  10,393,507   4,009,365
Entergy Power, Inc.                                               332,088     122,380
Entergy Power Edegel                                            3,607,123     186,003
Entergy ISI                                                        73,093     348,413
Entergy Pakistan, Ltd.                                             24,570      18,515
Entergy Power CBA Holding, Ltd.                                    85,538     118,083
Entergy Power Marketing Corp.                                   1,053,972   1,286,627
Entergy Operations Services, Inc.                                 100,603      16,507
Entergy Power Operations Corp.                                    908,031   3,029,507
Entergy Power Edesur Holding                                       86,179      (4,503)
Entergy Technologies Holding Co.                                3,677,603     610,408
Entergy Power Operations Pakistan, Ltd.                                29           0
Entergy Services Inc.                                                   0    (160,033)
Entergy Holdings Inc.                                                   0     239,341
Entergy Power Generation Corp.                                          0     315,040
Entergy Power International Holdings Corp.                              0     176,409
Entergy Security Co.                                                    0     107,412
Entergy Technologies Corp.                                              0      83,947
Entergy Enterprises Inc. (Divisions)                                    0     809,607
Entergy International Ltd.                                              0     344,881
Entergy Nuclear Inc.                                                    0     159,010
Entergy Arkansas                                                        0     365,427
							      ----------- -----------
						       TOTAL  $26,308,349 $14,854,532
							      =========== ===========
									     Total
Analysis of Convenience or Accommodation Payments:                          Payments
Entergy Integrated Solutions, Inc. - Consulting                            $2,107,165
									   ----------
							   TOTAL PAYMENTS  $2,107,165
									   ==========





			   10 of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

	     For the Year Ended December 31, 1997

       Schedule VI - Fuel Stock Expenses Undistributed

Instructions:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


		 Description             Labor      Expenses      Total

Account 152 - Fuel Stock Expenses         None         None        None
   Undistributed


				     -------------------------------------
			 TOTAL       $       0   $       0    $       0
				     =====================================
Summary:



  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

	     For the Year Ended December 31, 1997

	  Schedule VII - Stores Expense Undistributed

Instructions:

Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.




		 Description          Labor      Expenses      Total

Account 163 - Stores Expense
   Undistributed                      None         None         None
				  -----------------------------------
		 TOTAL            $       0   $       0    $       0
				  ===================================

			11 of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

	     For the Year Ended December 31, 1997

    Schedule VIII - Miscellaneous Current and Accrued Assets

Instructions:

Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


						Balance at  Balance at
	    Description                          Beginning   Close of
						  of Year       Year

Account 174 - Miscellaneous Current and Accrued Assets
Interest Receivable on Temporary Investments      $      0   $  9,390
Other                                                    0      7,574
						  --------   --------

					   TOTAL  $      0   $ 16,964
						  ========   ========


  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

	     For the Year Ended December 31, 1997

	  Schedule IX - Miscellaneous Deferred Debits

Instructions:

Provide detail of items in this account. Items less than
$10,000 may be grouped by class showing the number of items
in each class.
						Balance at   Balance at
	    Description                          Beginning    Close of
						  of Year       Year

Account 186 - Miscellaneous Deferred Debits
Employee Benefits                              $(1,068,792) $(2,433,593)
Non-Productive Time                                 83,490       63,847
Intercompany Suspense                                4,600            0
					       -----------  -----------
				       TOTAL   $  (980,702) $(2,369,746)
					       ===========  ===========


  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

	     For the Year Ended December 31, 1997

 Schedule X - Research, Development, or Demonstration Expenditures

		       (In Thousands)

Instructions.

Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

	     Description                             Amount

Account 188 - Research, Development, or               None
  Demonstration Expenditures

						    --------
				       TOTAL        $    0
						    ========

			12 of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

	     For the Year Ended December 31, 1997

	      Schedule XI - Proprietary Capital



				 Number of
				   Shares     Par of Stated    Outstanding Close of Period
Account Number   Class of Stock  Authorized  Value Per Share   No. of Shares  Total Amount
201             Common Stock Issued 100,000        None             57,400     $57,400,000


Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

	     Description                                      Amount

Account 211 - Miscellaneous Paid-in Capital
	       Capital contribution from Entergy Corp.
		to invest in Entergy ISI and Entergy
		Nuclear                                      $153,000,000

Account 215 - Appropriated Retained Earnings                         None
							     ------------
						     TOTAL   $153,000,000
							     ============


Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared, and date paid.

			Balance at    Net Income    Dividends  Balance at
			 Beginning    -or (loss)      Paid      Close of
 Description              of Year                                 Year

Account 216 -         $(108,951,736)  $(32,969,832)   None    $(141,921,568)
 Unappropriated
 Retained Earnings

		      -----------------------------------------------------
	      TOTAL   $(108,951,736)  $(32,969,832)   None    $(141,921,568)
		      =====================================================

			    13 of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

	     For the Year Ended December 31, 1997

		Schedule XII - Long-Term Debt


Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

				Terms of
			       Obligation                                Balance at                         Balance at
			     Class & Series   Date of  Interest  Amount   Beginning                           Close
  Name of Creditor           of Obligation   Maturity    Rate  Authorized  of Year   Additions  Deductions(1) of Year
Account 223 - Advances from
		Associate
		Companies:   Entergy Corporation                           $    0    $4,500,000              $4,500,000

Account 224 - Other Long-Term
		Debt:                                                        None                                  None

									   --------------------------------------------
		TOTAL                                                      $    0    $4,500,000              $4,500,000
									   ============================================



				14 of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

	     For the Year Ended December 31, 1997

       Schedule XIII - Current and Accrued Liabilities

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

						     Balance at  Balance at
		  Description                        Beginning    Close of
						      of Year       Year

Account 233 - Notes Payable to Associate Companies      None        None

						    ----------- -----------
					      TOTAL $     0     $     0
						    =========== ===========

Account 234 - Accounts Payable to Associate Companies
Entergy Services, Inc.                               $  702,567  $2,042,103
Entergy Power, Inc.                                      13,200           0
Entergy Power S.A.                                        8,645       8,645
Entergy Power Marketing Corp.                           302,920     165,324
Entergy Corporation                                      50,337      35,576
Entergy Retail Services                                       0   2,138,110
Entergy Enterprises Inc. (Divisions)                          0     809,607
Entergy Power Asia Ltd.                                       0      75,000
						     ----------  ----------
				      TOTAL          $1,077,669  $5,274,365
						     ==========  ==========
Account 242 - Miscellaneous Current and
  Accrued Liabilities
Benefit Plans                                        $3,144,126  $7,809,672
Outside Directors Stock Plan                            (22,201)     (8,833)
Accrued Liabilities - Office Relocations              2,280,055   1,232,682
						     ----------  ----------
				      TOTAL          $5,401,980  $9,033,521
						     ==========  ==========



  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		  For the Year Ended December 31, 1997

	      Schedule XIV - Notes to Financial Statements


Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 15-A through 15-E

			15 of 28 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
			(UNCONSOLIDATED)

	      For the Year Ended December 31, 1997

	  Schedule XIV - Notes to Financial Statements



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. Organization

     Entergy Enterprises, Inc. (Enterprises or the Company), formerly Electec, Inc., is a diversified subsidiary of Entergy Corporation (Entergy) chartered in December 1983 to market the Entergy System's (the System) capabilities, expertise, and resources, and to engage in preliminary development activity relating to investments in qualifying facilities under the Public Utility Regulatory Policies Act (PURPA).

     Enterprises' principal activities now include; (1) preliminary development activities with respect to various investment opportunities for the Entergy System, (2) market to non-associates the System's expertise and capabilities in energy-related areas, including the expertise of Entergy Power, Inc. (EPI) gained from its bulk power business, (3) market to non-associates intellectual property developed by System companies, (4) provide various consulting, management, administrative and support services to associate companies, excluding certain associate companies, (5) provide directly, or indirectly through one or more special purpose subsidiary companies of Entergy or Enterprises, various operations and maintenance services to non-associate or associate companies (other than the excluded companies), and (6) develop and field test a proposed telecommunications system for advanced energy management and other utility applications.

     Enterprises was first authorized to conduct business as a subsidiary company for the System by order of the SEC dated
     January 11, 1983.

     All   transactions  between  Enterprises  and   the   System
     companies are on a full cost reimbursement basis.

  B. System of Accounts

     The accompanying financial statements include the accounts of Enterprises. The financial statements report Enterprises' subsidiary, Entergy Systems and Service, Inc. (Entergy Systems) under the equity method of accounting for investments in common stock. The accounts of Enterprises are maintained in accordance with the system of accounts prescribed by the SEC.

  C. Cash and Cash Equivalents

     For the purpose of Statement of Cash Flows, Enterprises considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

  D. Depreciation and Amortization

     Depreciation is computed on the declining balance method for Enterprises over the estimated useful lives of the furniture and equipment. Leasehold costs and improvements are amortized over their estimated useful lives (five years).

  E. Goodwill

     Intangible   assets  consist  primarily  of  goodwill   that
     represents the excess of cost over the fair value of net assets acquired, and the balance is being amortized over five years using the straight-line method.

  F. Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  G. Income Taxes

     The company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets and liabilities and loss carryforwards, and that deferred tax balances be based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

     The Company joins its parent and the other Entergy subsidiaries in filing a consolidated Federal income tax return. Income taxes (or benefits) are allocated to the Company in proportion to its contribution to consolidated taxable income.

2.   TRANSACTIONS WITH AFFILIATES

     Entergy Services provides technical and consulting services and other assistance to Enterprises at cost (except as indicated in Note 1) which amounted to $16,348,000, $4,367,000 and $2,875,000 for the years 1997, 1996 and 1995, respectively.

3.   INCOME TAXES

     The tax sharing agreement with Entergy provides that the Company will receive tax benefit for its taxable loss. Accordingly, a long-term receivable has been recorded at December 31, 1997 to reflect the tax benefit of the Company's cumulative loss in jurisdictions in which the Company files combined or consolidated returns. (Federal, Arkansas, and Mississippi for 1997)

     Deferred income taxes are provided in recognition of temporary differences between the financial reporting and income tax basis of assets and liabilities and loss carryforwards. Deferred income tax assets (liabilities) are comprised of the following at December 31, 1997 and 1996.

						     1997            1996
Deferred Tax Assets/(Liabilities):
      Equipment and fixed assets                     2,334,895         273,578
      Deferred charges and other                       541,620       3,203,615
      Unrealized loss on marketable securities       2,142,726       2,142,726
      Other intangible assets                        1,198,646       1,665,592
      Business Development Assignment                  435,150       1,789,365
      State net operating loss carryforwards           325,753         325,753
						   -----------     -----------
Gross deferred tax asset/(liability)                 6,978,790       9,400,629

      State Deferred tax valuation allowance          (325,753)       (325,753)
						   -----------     -----------
Net Deferred Tax Assets/(Liabilities)              $ 6,653,037     $ 9,074,876
						   ===========     ===========

     The ultimate realization of these deferred tax assets is dependent upon future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. The valuation allowance is based upon management's conclusions that sufficient positive evidence, as defined as FAS 109, regarding the realization of certain tax carryforward items does not exist and generally relate to state loss carryforwards in states in which Entergy or its subsidiaries do not file a combined or consolidated return.


     The provision for intercompany (benefit) expense in lieu  of federal  income taxes for the year ended December  31,  1997 and 1996 consisted of the following:

						     1997             1996
							   (In dollars)
Current:
  Federal                                         $(6,485,166)     $  265,910
  State                                            (1,085,819)         98,270
						  -----------      ----------
     Total Current Income Tax Expense (Benefit)    (7,570,985)        364,180
						  -----------      ----------

Deferred:
  Federal                                           1,595,566      (1,443,681)
  State                                               826,273         110,630
  Valuation Allowance                                       -               -
						  -----------      ----------
	      Total Deferred Income Tax Expense     2,421,839      (1,333,051)
						  -----------      ----------
  Recorded income tax expense                     $(5,149,146)     $ (968,871)
						  ===========      ==========

     The  Company's  total income taxes differ from  the  amounts computed  by applying the statutory Federal income tax  rate
     to   income  before  taxes.   The  primary  reason  for  the
     difference is the effect of state income taxes.

     At December 31, 1997, the Company had net operating loss carryforwards available for state income tax reporting purposes of approximately $3.3 million. These net operating loss carryforwards expire during various periods through 2011 depending on the taxing jurisdiction.

4.   INVESTMENT IN FIRST PACIFIC NETWORKS, INC. (FPN)

     During 1995, the Company experienced a continuing decline in market value per share of its investment in the common stock of FPN, and management determined that the decline in market value of the FPN investment was other than temporary. Accordingly, in 1995 the Company recognized such decline in the market value of its FPN investment in its results of operations as an other than temporary decline. In December 1996, the Company wrote-off the book value of its investment in FPN.

     In March 1994, Enterprises consummated with FPN an amendment to a Product License Agreement (the "License Agreement") entered into in July 1991 in connection with utility applications, being jointly developed by Enterprises and FPN, for FPN's patented communications technology. The original License Agreement primarily provided Enterprises an exclusive irrevocable license to make, use and sell the "Core Technology" in the "New Products" and sub-license to "Qualifying Utilities" the right to manufacture and provide the New Products to end users. The amendment removed Enterprises' right to manufacture or have manufactured the New Products. As consideration for the amendment of its rights, Enterprises received $2 million upon the execution of the amendment, which was recorded as a reduction of its investment in the original license agreement amount, and a $7 million unsecured, non-interest bearing obligation payable on demand after March 15, 1998. Given FPN's limited success to date in commercializing its patented communications technology, Enterprises is uncertain as to FPN's ability to meet its $7 million obligation. Consequently, Enterprises has fully reserved this receivable.

     As a result of reliability problems encountered in connection with the testing of the New Products on May 24, 1995, Enterprises and FPN entered into a new amendment to the Product (the "Second Amended Agreement"), which, among other things, (i) terminated the parties' joint effort to complete the development of the New Products, (ii) retained and expanded Enterprises' exclusive license to make, use and market the New Products within the territorial limits of the Entergy System; and (iii) modified Enterprises' right to share in revenues derived from the marketing of the new Products outside the Entergy System. Although the Second Amended Agreement contemplates that FPN may proceed independently with the development of the New Products, given the above referenced problems and the resulting uncertainty concerning the long-term commercial success of the New Products, the Company has recognized a $1.6 million loss on the write-down of the remaining unamortized balance of the product license fee at December 31, 1995.

5.   INVESTMENT IN SYSTEMS AND SERVICE INTERNATIONAL, INC.

     In 1992, Enterprises formed a new subsidiary, Entergy Integrated Solutions, Inc. (EISI), formerly Entergy Systems and Service, Inc., to enter into the business of providing energy management services with an initial focus on efficient lighting technologies. On December 29, 1992, Entergy Systems acquired a 9.95% equity interest in Systems and Service International, Inc. (SASI), a manufacturer of efficient lighting products. Entergy Systems also made a loan to SASI, acquired the business and assets of SASI's distribution subsidiary, and entered into an agreement to distribute SASI's products.

     In April, 1995, Entergy Systems consummated a series of transactions with SASI which, among other things; amended the existing Distribution Agreement to provide for lower prices and eliminated minimum order quantities; provided for
     Entergy   System's  purchase  of  certain  additional   SASI
     developed technology; provided for a Confidentiality and Non-Competition Agreement with SASI; and provided for the redemption of Entergy System's common stock investment in SASI.

     In  January  1997, EIS exercised its option to  buy  certain
     Patents  ($250,000) and other technology  assets  ($850,000)
     from SASI which have ceased business operations.

6.   COMMON STOCK

     At December 31, 1997, Enterprises is authorized, by its Charter, to issue 100,000 shares of its common stock. During 1997, Enterprises issued 3,000 shares of common stock for $3 million primarily to fund Entergy Nuclear Inc., a subsidiary of Entergy Enterprises, Inc.

     It is anticipated that Enterprises' cash flow generated by ongoing operations may not be sufficient to fund all of Enterprises' obligations. On June 30, 1995, the SEC authorized Entergy to invest up to $350 million through December 31, 1997 in Enterprises. In addition to common stock, such investments may take the form of capital contributions, loans, and/or guarantees of the indebtedness or other obligations of Enterprises or certain of its affiliated companies.

7.   COMMITMENTS & CONTINGENCIES

     In June 1993, Catalyst Technologies, Inc. (CTI) filed a petition in the Civil District Court for the Parish of Orleans, Louisiana (CDC) , against Electec, Inc., now named Entergy Enterprises, Inc. (EEI), which is a wholly-owned non-utility subsidiary of Entergy Corporation. The petition alleged, among other things, breach of contract, and breach of the obligation of good-faith and fair dealing. On August 8, 1997, a jury in the CDC returned a verdict against EEI in the amount of $346 million plus interest of approximately $118 million. On November 15, 1997 the trial judge entered a judgment notwithstanding the verdict in the CTI lawsuit. Finding as a matter of law that the jury's verdict was incorrect, the judge ruled that no contract ever existed between CTI and Entergy Enterprises, and that the verdict was contrary to the law and the evidence. CTI has appealed this ruling to the Louisiana Court of Appeal for the Fourth Circuit. No date for the filing of appellate briefs or oral argument has been set. On September 30, 1997, CTI filed another lawsuit against Entergy Corporation, Entergy Services, Entergy Enterprises and certain individuals who are, or at one time were, directors of those corporations. The suite claims, among other things, that CTI suffered damages as a result of actions on the part of Entergy that allegedly caused the individual defendants to breach their fiduciary duties owed to Entergy Enterprises and, indirectly, to CTI as Entergy Enterprises' judgment creditor. After the decision of the trial judge in the original CTI suite, CTI voluntarily moved to dismiss this proceeding, and it was dismissed without prejudice on January 16, 1998.

     Panda Energy Corporation (Panda) has commenced litigation in the Dallas District Court naming Entergy, Entergy Enterprises, Entergy Power Incorporated, Entergy Power Asia LTD, and the Company as defendants. The allegations against the defendants include, among others, tortuous interference with contractual relations, conspiracy, misappropriation of corporate opportunity, unfair competition and fraud, and constructive trust issues. Panda seeks damages of approximately $4.8 billion, of which $3.6 billion is claimed in punitive damages. During 1996, the trial court granted an order that was, in effect, a summary judgment in favor of the defendants. However, Panda Energy Corporation has appealed and all parties have filed their briefs and are awaiting the appellate court's decision. The Company and Entergy continue to believe that this lawsuit is without merit, that the damages claimed are not supportable, and that some or all of the claims against Entergy will be dismissed.

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1997

		   Schedule XV Statement of Income


Account                   Description                   Current Year    Prior Year

	  Income
   457    Services rendered to associate companies        $48,358,384    $15,879,036
   458    Services rendered to nonassociate companies          59,562        137,673
   418    Subsidiary Income                               (22,937,331)   (30,457,116)
   419    Interest Income                                     390,704        149,723
   421    Miscellaneous income or loss                       (380,904)             0
							 ------------   ------------
	  Total Income                                     25,490,415    (14,290,684)
							 ------------   ------------

	  Expense
   920    Salaries and wages                               25,216,073     10,574,432
   921    Office supplies and expenses                     15,751,408      4,977,511
   922    Administrative expense transferred - credit      (5,782,215)    (5,935,364)
   923    Outside services employed                        20,155,172      6,558,581
   924    Property insurance                                   24,576         56,179
   925    Injuries and damages                                157,707         31,381
   926    Employee pensions and benefits                      665,577        684,522
   928    Regulatory commission expense                             0              0
   930.1  General advertising expenses                         48,156         29,001
   930.2  Miscellaneous general expenses                      198,205         61,156
   931    Rents                                             3,768,988      1,427,145
   932    Maintenance of structures and equipment              62,496         10,648
   940    Active Development                                        0              0
   403    Depreciation and amortization expense             2,037,137      1,428,488
   408    Taxes other than income taxes                       267,465         15,149
   409    Income taxes                                     (7,570,985)       190,236
   410    Provision for deferred income taxes               2,421,839     (5,708,168)
   416    Cost & Expense of Merchandising                   1,013,697              0
   426.1  Donations                                             8,250         32,090
   426.5  Other deductions                                     16,375      9,297,761
   431    Other interest expense                                  326
							 ------------   ------------
					 Total Expense     58,460,247     23,730,748
							 ------------   ------------


				  Net Income or (Loss)   ($32,969,832)  ($38,021,432)
							 ============   ============




				16 of 28 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES,INC.(UNCONSOLIDATED)

		For the Year Ended December 31, 1997

			Analysis of Billing

		  Associate Companies - Account 457


					       Direct      Indirect    Compensation     Total
					       Costs         Costs        For Use       Amount
	  Name of Associate Company           Charged       Charged     of Capital      Billed
					       457-1         457-2         457-3
 Entergy ISI                                  $2,123,987            $0                 $2,123,987

 Entergy S.A.                                     71,516        19,494                     91,010

 Entergy Power International Holdings Corp.      262,111        53,535                    315,646

 Entergy Edesur                                  202,368       117,166                    319,534

 Entergy Transener S.A.                          231,859        69,491                    301,350

 Entergy Operations Services Inc.                272,350        10,892                    283,242

 Entergy Richmond Power Corp.                     20,833         6,481                     27,314

 Entergy Power Edegel Inc.                     1,065,237       312,900                  1,378,137

 Entergy Power CBA Holding Ltd.                   22,445        10,099                     32,544

 Entergy Pakistan, Ltd.                           71,034        20,135                     91,169

 Entergy Power, Inc.                           1,246,342        61,308                  1,307,650

 Entergy Power Development Corp.              14,306,747     7,743,864                 22,050,611

 Entergy Power Operations Corp.                2,733,836       705,900                  3,439,736

 Entergy Technologies Holding Company          1,567,927     1,903,837                  3,471,764

 Entergy Power Marketing Corp.                 8,372,376       434,891                  8,807,267

 Entergy Power Development International       2,299,038       650,360                  2,949,398

 Entergy Power Generation Corp.                   81,242        18,487                     99,729

 Entergy Technology Corp.                        742,834       525,462                  1,268,296
					     ----------------------------------------------------
				      TOTAL  $35,694,082   $12,664,302     - 0 -      $48,358,384
					     ====================================================



			    17 of 28 pages



    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES,INC.(UNCONSOLIDATED)

		  For the Year Ended December 31, 1997

			  Analysis of Billing

		   Nonassociate Companies - Account 458



Instruction:
Provide a brief description of the services rendered to each nonassociate company:

			 Direct    Indirect Compensation              Excess     Total
			  Cost       Cost     For Use      Total        Or       Amount
Name of Nonassociate     Charged   Charged   of Capital     Cost    Deficiency   Billed
  Company                458-1      458-2      458-3                  458-4
Vidalia-Catalyst
 (Construction
 Management)             $     0    $    0                $     0    $47,937    $47,937

SMUD                      11,625     3,023                 14,648     (3,023)    11,625
			 --------------------------------------------------------------
		 TOTAL   $11,625    $3,023                $14,648    $44,914    $59,562
			 ==============================================================



				18 of 28 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES,INC.(UNCONSOLIDATED)

		  For the Year Ended December 31, 1997

	    Schedule XVI - Analysis of Charges for Service -
		   Associate and Nonassociate Companies


Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
									 Nonassociate
				   Associate Company Charges           Company Charges               Total Charges for Service
				 Direct       Indirect                Direct  Indirect            Direct      Indirect
Account    Description of Items   Cost          Cost        Total      Cost     Cost    Total      Cost         Cost         Total
920       Salaries & wages   $16,301,891   $5,783,929  $22,085,820   $10,000   $2,600  $12,600 $16,311,891  $5,786,529  $22,098,420
921       Office supplies
	   and expenses       13,771,297    4,886,072   18,657,369         0        0        0  13,771,297   4,886,072   18,657,369
922       Administrative expense
	   transferred -
	   credit             (5,543,850)  (1,966,964)  (7,510,814)        0        0        0  (5,543,850) (1,966,964)  (7,510,814)
923       Outside services
	   employed            8,739,221    3,100,686   11,839,907     1,625      423    2,048   8,740,846   3,101,109   11,841,955
924       Property insurance           0            0            0         0        0        0           0           0            0
925       Injuries and damages    19,850        7,043       26,893         0        0        0      19,850       7,043       26,893
926       Employee pensions
	   and benefits          120,781       42,853      163,634         0        0        0     120,781      42,853      163,634
930       General advertising
	   expenses               48,156       17,086       65,242         0        0        0      48,156      17,086       65,242
930.2     Miscellaneous general
	   expenses              203,081       72,053      275,134         0        0        0     203,081      72,053      275,134
931.0     Rents                2,005,536      711,567    2,717,103         0        0        0   2,005,536     711,567    2,717,103
932       Maintenance of
	   Structures and
	   Equipment               2,739          972        3,711         0        0        0       2,739         972        3,711
403       Depreciation and
	   amortization           25,230        8,952       34,182         0        0        0      25,230       8,951       34,182
	   expense
408       Taxes other than
	   income taxes                0            0            0         0        0        0           0           0            0
409       Income taxes                 0            0            0         0        0        0           0           0            0
410       Provision for deferred
	   income taxes                0            0            0         0        0        0           0           0            0
416       Cost & Exp of
	   Merchandising               0            0            0         0        0        0           0           0            0
426       Donations                  150           53          203         0        0        0         150          53          203
426.5     Other deductions             0            0            0         0        0        0           0           0            0
431       Other interest expense       0            0            0         0        0        0           0           0            0
			    -------------------------------------------------------------------------------------------------------
	    TOTAL EXPENSES    35,694,082   12,664,302   48,358,384   $11,625    3,023   14,648  35,705,707  12,667,325   48,373,032
			    -------------------------------------------------------------------------------------------------------
	  Compensation for use of Equity
	   Capital
			    -------------------------------------------------------------------------------------------------------
430       Interest on debt to associate
	   companies                   0            0            0         0        0        0           0           0            0
			    -------------------------------------------------------------------------------------------------------
      TOTAL COST OF SERVICE $ 35,694,082  $12,664,302  $48,358,384   $11,625   $3,023  $14,648 $35,705,707 $12,667,325  $48,373,032
			    =======================================================================================================

			   19 of 28 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES,INC.(UNCONSOLIDATED)

		  For the Year Ended December 31, 1997

	    Schedule XVII - Schedule of Expense Distribution by
		   Department or Service Function

Instruction:
Indicate each department or service function. (See Instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts).

											DEPARTMENT OR SERVICE FUNCTION

Account            Description of Items                Total                      Demand Side
Number                                                 Amount       Executive     Management   Development    Legal  Administration
920     Salaries & wages                             $25,216,073   $ 2,708,683    $  505,224   $6,450,966    $ 895,624   $4,407,092
921     Office supplies and expenses                  15,751,408     6,996,238       221,690    3,817,884      314,664    1,354,231
922     Administrative expense transferred - credit   (5,782,215)     (273,816)      (25,609)  (3,137,346)    (229,257)    (681,626)
923     Outside services employed                     20,155,172     8,184,745     3,136,148    3,405,916    1,289,175    1,106,667
924     Property insurance                                24,576        20,183                        237                     4,156
925     Injuries and damages                             157,707       130,350           750          351                     7,506
926     Employee pensions and benefits                   665,577        (6,246)          625       22,350       40,891      529,311
930.1   General advertising expenses                      48,156                                   16,313
930.2   Miscellaneous general expenses                   198,205        (1,689)           20       (4,015)                    2,590
931     Rents                                          3,768,988         8,355         2,033    2,328,359          148      994,924
932     Maintenance of structures and
	 equipment                                        62,496                                   56,249                     3,508
403     Depreciation and amortization expense          2,037,137       360,473        25,230      789,156                   522,037
408     Taxes other than income taxes                    267,465       220,928                      9,047        5,849       29,032
409     Income taxes                                  (7,570,985)   (8,151,034)     (205,596)                             1,161,565
410     Provision for deferred income taxes            2,421,839     2,737,992        87,058                               (764,920)
416     Cost & Exp of Merchandising                    1,013,697     1,013,697
426.1   Donations                                          8,250         5,500                                                1,600
426.5   Other deductions                                  16,375        13,661                                     169          600
431     Other Interest Expense                               326           326
						    -------------------------------------------------------------------------------
				    TOTAL EXPENSES  $ 58,460,247   $13,968,346    $3,747,573  $13,755,467   $2,317,263   $8,678,273
						    ===============================================================================

			       20 of 28 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES,INC.(UNCONSOLIDATED)

		  For the Year Ended December 31, 1997

	    Schedule XVII - Schedule of Expense Distribution by
		   Department or Service Function


Instruction:
Indicate each department or service function.  (See Instruction 01-3 General
Structure of Accounting System: Uniform System of Accounts).

									 DEPARTMENT OR SERVICE FUNCTION
Account            Description of Items                Bulk          Entergy      Technical     Security
Number                                                 Power        Power Mktg.   Services      Business
920     Salaries & wages                              $64,663       $5,349,633    $4,512,519   $  321,669
921     Office supplies and expenses                   43,863        1,161,025     1,798,147       43,666
922     Administrative expense transferred - credit                               (1,434,561)
923     Outside services employed                      44,001        1,776,206     1,067,682      144,632
924     Property insurance
925     Injuries and damages                                            18,750
926     Employee pensions and benefits                                  55,188        23,458
930.1   General advertising expenses                      639           31,204
930.2   Miscellaneous general expenses                 36,699          163,150         1,450
931     Rents                                          35,478          333,258        65,934          499
932     Maintenance of structures and
	 equipment                                                       2,739
403     Depreciation and amortization expense                          333,468         6,773
408     Taxes other than income taxes                                    2,609
409     Income taxes                                                                   6,425     (382,345)
410     Provision for deferred income taxes                                           (2,657)     364,366
416     Cost & Exp of Merchandising
426.1   Donations                                                          150         1,000
426.5   Other deductions                                                                            1,945
431     Other Interest Expense
						    -----------------------------------------------------
				    TOTAL EXPENSES   $225,343      $ 9,227,380    $6,046,170     $494,432
						    =====================================================

			      20 OF 28 PAGES

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		  For the Year Ended December 31, 1997

	     Departmental Analysis of Salaries - Account 920


				      Departmental Salary Expense
   Name of Department                    Included in Amounts Billed to      Number of
Indicate each department     Total      Parent       Other         Non      Personnel
   or service function       Amount    Company    Associates    Associates End of Year
Executive                  $2,708,683             $2,372,435      $1,353          13
Development                17,204,674             15,068,934       8,597         101
Legal                         895,624                784,444         448           8
Administration              4,407,092              3,860,008       2,202         109
			  ----------------------------------------------------------
		    TOTAL $25,216,073            $22,085,821     $12,600         231
			  ==========================================================

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		  For the Year Ended December 31, 1997

		 Outside Services Employed - Account 923


Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

						  Relationship
						 "A" - Associate
						   "NA" - Non
   From Whom Purchased              Address         Associate       Amount

See pages 21-A thru 21-G                                         $20,155,172
								 ===========



			     21 of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		   For the Year Ended December 31, 1997

		  Outside Services Employed - Account 923


							Relationship
						      "A"- Associate
							"NA" - Non
       From Whom Purchased            Address            Associate     Amount

Ablest Service Corp.              P. O. Box 8000             NA        37,641
				  Buffalo, NY  14267

Accountemps                       P.O. Box 61000             NA        41,444
				  San Franciso, CA  94161-1683

Adams and Reese                   4500 One Shell Square      NA       126,287
				  New Orleans, LA  70139

Add-A-Temp                        25025 I-45 N. #300         NA        55,646
				  Woodlands, TX  77380

Adirondack China Limited          P. O. Box 692332           NA        32,000
				  Houston, TX  72269

Akin, Gump, Strauss, Hauer        1900 Penzoil Place         NA       620,602
				  So. Tower 711 Louisiana Street
				  Houston, TX  77002

Allen & Overy                     National Westminster       NA        47,779
				  London, England  EC2P2AP

Authur Andersen, LLP (NO)         P. O. Box 730260           NA       182,237
				  Dallas, TX  75373-0260

Arthur, Robinson & Hedderwicks    GPO Box 1776Q              NA        39,510
				  Melbourne, Australia

Asmara Limited                    37 Soho Square             NA        27,915
				  London, England  WIV SDG

Beck, R. W.                       2201 E. Camelback Rd.      NA        37,500
				  Phoenix, AZ  85016-3433

Berkhemer/Clayton Inc.            800 North Alameda St.      NA        41,262
				  Los Angeles, CA  90012

Black & Veatch                    P.O. Box 27-258            NA        27,270
				  Kansas City, MO  64180

Buchanan Ingersoll                One Oxford Centre          NA       158,049
				  301 Grant Street
				  Pittsburgh, PA  15219

			  21A of 28 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		  For the Year Ended December 31, 1997

		Outside Services Employed - Account 923


							Relationship
						       "A"- Associate
							 "NA" - Non
      From Whom Purchased           Address               Associate  Amount

Cambridge Energy Research Asso  Charles Square                NA     118,367
				20 University Rd.
				Cambridge, MA  02138

Career Placement Temporaries    4444 Richmond Ave.            NA      39,057
				Houston, TX  77027-6798

Carregal & Funes                Chemical Bank                 NA      90,881
				Enhiesta, SA

Chadbourne & Parke              1101 Vermont Avenue NW        NA     554,034
				Washington, D. C.  20005

Clifford Chance                 30th Floor Jardine House      NA      51,672
				One Connaught Place
				Hong Kong

Cid de Azevedo Costa Junior     Rua Cosme Velho 415           NA      35,477
				Rio de Saneiro, Brazil  22241-090

Coopers & Lybrand - Checks      P. O. Box 841221              NA     283,284
				Dallas, TX  75284-1221

Coopers & Lybrand-London        1 Embankment Place            NA      35,848
				London  WCZN 6NN

Coopers & Lybrand               1 Queen's Road Central        NA      93,974
				Hong Kong

Computer Systems Authority      6800 LBJ Freeway              NA     100,900
				Suite 181
				Dallas, TX  75240

Cox, Mickey                     1710 Royal Dr.                NA      37,636
				Conway, AR  72032

Cyberlan Techonologies          P.O. Box 16443                NA      49,708
				Little Rock, AR  72231

DLJ Securities Corp             277 Park Avenue               NA      60,000
				New York, NY  10172

			    21B of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1997

	      Outside Services Employed - Account 923


							     Relationship
							    "A"- Associate
							      "NA" - Non
       From Whom Purchased               Address              Associate   Amount
DecisionQuest                      2050 West 190th Street         NA      87,559
				   Torrance, CA  90504

Delaney, Andrew John               167 East 67th Street           NA      28,093
				   New York , NY  10021

Duerod, Kurt                       15603 South Marshfield         NA      52,596
				   Harvey, IL  60426

Duke/Fluor Daniel Inc.             P. O. Box 951311               NA      47,500
				   Dallas, TX  75395-1311

Ecoenergia de Brant Roberto        Av. A Davilla 750 PB           NA      52,857
				   Buenos Aires, Argentina 1107

Ellis, Richard, Chartered Surv     Barclays Bank Plc              NA      41,759
				   London, England  EC3V

EnCon Associates                   233 Needham Street             NA      66,300
				   Newton, MA  02164

ENSR Consulting                    P.O. Box 17589                 NA      37,925
				   Newark, NJ  07194

Entergy Enterprises, Inc.          900 S. Shackleford Road,       A      150,979
				   Suite 210
				   Little Rock, AR  72211

Entergy Services, Inc.             639 Loyola Avenue              A    8,680,585
				   New Orleans, LA  70113

Fernandez Quiroga & Onetto, Ab     Reconguisha 379 Piso           NA      33,541
				   Buenos Aires, Argentina

Friday, Eldridge & Clark           400 West Capitol               NA      47,582
				   Little Rock, AR  72201

Frontier 7 Pic                     9 Fridtjof Nanson Bl           NA      29,245
				   Bulgaria

F.G. Hyde, Inc.                    16316 E. Soriano Dr.           NA      66,960
				   Hacienda Heights, CA  91745

General Physics Corporation        P. O. Box 630635               NA      27,600
				   Baltimopre, MD  21263-0635

				21C of 28 pages

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		   For the Year Ended December 31, 1997

		  Outside Services Employed - Account 923


							Relationship
						       "A"- Associate
							 "NA" - Non
       From Whom Purchased              Address           Associate    Amount

Gensler, Inc.                     4675 MacArthur Court         NA      30,924
				  Newport Beach, CA  92660

Glen Irvine International         Coutts & Co.                 NA      55,310
				  Mayfair London  WIY 6DP

Gordon, Arata, McCollam           201 St Charles Ave           NA     618,683
				  40th Floor
				  New York, NY  70170

Haley, Rick                       331 HWY 287                  NA      69,390
				  Greenbriar, AR  72058

Harza Engineering Company, Inc.   50 South LaSalle Str.        NA      44,610
				  Chicago, IL  60675

Intercontinental Executive Gro    P. O. Box 766                NA      62,400
				  Richboro, PA  18954-9998

International Gas Consulting      3200 Wilcrest #450           NA     131,538
				  Houston, TX  77042

N. Hunter Johnston                1776 Eye Street NW, Ste. 245 NA      45,479
				  Washington, D.C.  20006

Jones, Day, Reavis & Pogue        Bucklersubury House          NA      99,122
				  London, UK  EC4N 8NA

Justic & Associates, Inc.         15818 Howard St.             NA      51,000
				  Omaha, NE  68118-2108

Kenneth C Kern Personel Services  4444 Richmond Ave.           NA     144,041
				  Houston, TX  77027

Leigh & Associates                18552 MacArthur Blvd.        NA      27,053
				  Irving, CA  92612

Locke Purnell Rain Harrell        2200 Ross Avenue, Ste. 2200  NA      40,675
				  Dallas, TX  75201

Charlene Marsh                    3 Coray Circle               NA     143,551
				  Little Rock, AR  72211

McDermott, Will & Emery           50 Rockefeller Plaza         NA      93,479
				  New York, NY  10020-1605

			    21D of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		  For the Year Ended December 31, 1997

		Outside Services Employed - Account 923


							    Relationship
							   "A"- Associate
							    "NA" - Non
	From Whom Purchased                Address           Associate  Amount

Mayer Brown & Platt                 190 South Lasalle Street    NA     361,472
				    Chicago, IL  60604

Antonia Meneses                     13605 S. Divine Hwy         NA      47,540
				    Ste 136-508
				    Miami, FL  33176

Morris, Nichols, Arsht & Tunnell    P. O. Box 1347              NA      54,703
				    Wilmington, DE  19899-1347

Morrison & Foerster LLP             P.O. Box 60000              NA      56,007
				    San Francisco, CA 94160

Nuricon Union (PTE) Ltd.            4th Floor                   NA      68,641
				    Mubarak M
				    Karachi

P&E Search                          c/o Recruiters Network      NA      78,250
				     Group, Inc.
				    12750 Merit Drive, Suite 1430
				    Park Central VII. LB 56
				    Dallas, TX  75251

Carlo Pellegatta                    CP Marketing                NA      80,653
				    Via A Dello Pergola II
				    Milan, Italy  20159

Penpower, Inc.                      Power Plant Startup         NA     229,378
				    Brandon (Tampa)FL 33511-4954

Peregrine Capital Limited           The Hong Kong & Shan        NA     155,705
				    Hong Kong

PHH Relocation                      PHH Centre                  NA     116,589
				    Whitehill Way, Swindo SNS 6PE

Phelps Dunbar                       400 Poydras Street          NA     632,475
				    Texaco Center
				    New Orleans, LA  70130

Pillsbury Madison & Sutro           P.O. Box 60000              NA     155,967
				    San Francisco, CA 94160

Pinheiro Neto Advogados             Bank of Boston Inter        NA      83,831
				    New York, NY  2517533

				21E of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		  For the Year Ended December 31, 1997

		Outside Services Employed - Account 923


							 Relationship
							"A"- Associate
							  "NA" - Non
	From Whom Purchased              Address           Associate  Amount

Power Generations Inc.              179 Wolf Willow Cres       NA      30,000
				    Edmonton , Albert T5T IT3

Raytheon Engineers & Construct      P. O. Box 8500- S 5450     NA      73,373
				    Philadelphia, PA  19178

RHR International                   P.O. Box 95122             NA      70,519
				    Chicago, IL  60694

Reid & Priest                       40 West 57th Street        NA     290,012
				    New York, NY  10019

Repovich Reynolds Group             709 E. Colorado Blvd.      NA      34,260
				    Pasadena, CA  91101

Resolve Consulting                  11 Moss Hill Lane          NA      36,250
				    Laguna Hills, CA  92653-6054

Reuters American, Inc.              Dept. LA 21054             NA      35,687
				    Pasadena, CA  91185-1054

SSI, Inc.                           dba Spencer Stuart         NA      91,721
				    P.O. Box 98991
				    Chicago, IL  60693

Sade Ingenieria                     SADE I. Y.C.S.A.           NA      50,828
				    Buenos Aires, Argentina 36016135

Sidley & Austin                     One First National Plaza   NA     514,968
				    Chicago, IL  60603


Simplified Solutions, Inc.          6129 Brook Drive           NA      54,540
				    Falls Church, VA  22044

Sims, Marcanthony                   40 Roselle Street          NA      50,034
				    Mineola, NY  11501

Sims, Roy                           2 Shore Point Rd.          NA      34,097
				    NLR, AR  72116

Skadden, Arps, Slate, Meagher       919 Third Ave              NA     563,305
				    New York, NY  10022

				21F of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1997

		Outside Services Employed - Account 923


						    Relationship
						   "A"- Associate
						     "NA" - Non
     From Whom Purchased          Address             Associate     Amount

Skidmore, Steven M.           1083 Vine Street            NA        121,200
			      Healdsburg, CA  95448-4830

Skills & Solutions Limited    3 Arden Close               NA         46,888
			      Bovingfon Herts  HP3 OQS

Spencer Stuart & Associates   P. O. Box 98991             NA         91,456
			      Chicago, IL  60693

Spencer Stuart (US), Inc.     P. O. Box 98991             NA         49,958
			      Chicago, IL  60693

Stuart, Spencer               P. O. Box 98991             NA         73,649
			      Chicago, IL  60693

Sterling Energy               26893 Calle Hermosa         NA         76,053
			      Capistrano Beack, VA  92624

Swiatlo, David                4700 W. Ingraham Ter.       NA         40,020
			      Coral Gables, FL  33133

The China Power Group, LLC    40 Roselle Street           NA         75,000
			      Mineola, NY  11501

Trans Energy Management       5555 San Felipe # 1750      NA         53,014
			      Houston, TX  77056

Trans Lux                     110 Richards Avenue         NA         48,863
			      Norwalk, CT  06854-1692

Walker, W. S. & Company       Calcdonian House            NA         27,932
			      P.O. Box 265
			      George Town, Grand Cayman,
			       Cayman Islands

White & Case - Turkey         Ziay Ur Rahman Cadde        NA         85,696
			      Ankara, Turkey

Winthrop, Stimson, Putnam     One Battery Park Plaza      NA         51,009
			      New York, NY  10004-1490

Zai*Net Software, Inc.        747 Third Ave               NA         50,663
			      New York, NY  10017

Others (377)                  Various                             1,078,650
								-----------
Total                                                           $20,155,172
								===========
				21G of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1997

	      Employee Pensions and Benefits - Account 926

Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

			   Description                     Amount

Moving Expense Reimbursement                                $665,577
							    --------
						  TOTAL     $665,577
							    ========



  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		   For the Year Ended December 31, 1997

		 General Advertising Expenses - Account 930.1

Instructions:
Provide a listing of the amount included in "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description          Name of Payee                        Amount

Entergy Power        Woodlands Country Club             $  3,531
 Marketing           Bernard Hodes Advertising             8,161
 advertisement       Brian's Ads                           7,672
		     Other                                12,479

London Electricity   Gavin Anderson                       16,313
 Advertising
							--------
					      TOTAL     $ 48,156
							========


			22 of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1997

	    Miscellaneous General Expenses - Account 930.2

Instructions:
Provide a listing of the amount included in "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

		Description                                     Amount

Director Fees & Expenses (includes ($14,000) prior year
  correction)                                                   $ (5,973)
Office Expenses                                                   32,804
Employee Termination Settlement                                   58,000
Advertising                                                       38,597
Dues                                                              11,599
Misc. Employee Expenses                                           36,305
Training & Recruiting                                             12,273
Miscellaneous                                                     14,600
								--------
						       TOTAL    $198,205
								========



  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1997

			  Rents - Account 931

Instructions.
Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

	  Type of Property                               Amount

Building                                                $3,668,358
Office Equipment                                           100,630
							----------
						 TOTAL  $3,768,988
							==========

		     23 of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1997

	     Taxes Other Than Income Taxes - Account 408


Instructions:
Provide an analysis of "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and
(2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	   Kind of Tax                                      Amount

Franchise                                                   $107,166
Social Security Tax (Argentina)                                3,710
Payroll Tax Loading                                          156,589
							    --------
	   TOTAL                                            $267,465
							    ========

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1997

			Donations - Account 426.1


Instructions:
Provide a listing of the amount included in "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

    Name of Recipient                                           Amount

National Rowling Foundation    Sponsorship of rowing team     $5,000

Other (5)                                                      3,250
							      ------
							TOTAL $8,250
							      ======



			24 of 28 pages

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1997

		    Other Deductions - Account 426.5

Instructions:
Provide a listing of the amount included in "Other Deductions," classifying such expenses according to their nature.

	   Description                    Name of Payee           Amount

Club Memberships and Dues                 Various                $16,375
								 -------
						TOTAL            $16,375
								 =======

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		 For the Year Ended December 31, 1997

	     Schedule XVIII - Notes to Statement of Income


Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 15A - 15E.


			      25 of 28 pages

 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		For the Year Ended December 31, 1997

     Schedule XIX - Annual Report of Entergy Integrated Solutions, Inc.

			UNITED STATES OF AMERICA
	     BEFORE THE SECURITIES AND EXCHANGE COMMISSION
			   WASHINGTON, D.C.




In the Matter of                             .
					     .
Entergy Corporation                          .
Entergy Enterprises, Inc.                    .
Entergy Integrated Solutions, Inc.           .
(formerly Entergy Systems and Service, Inc.  .
and prior thereto Systems and                .
Service U.S.A., Inc.)                        .    CERTIFICATE PURSUANT
					     .    TO RULE 24
     File No. 70-7947                        .
     File No. 70-8509                        .
					     .
(Public Utility Holding Company              .
	  Act of 1935)                       .

      Pursuant  to  Rule 24 promulgated by the Securities and  Exchange

Commission (SEC) under the Public Utility Holding Company Act of  1935,

as  amended, modified by the application(s)-declaration(s) in the above referenced  files and the related orders dated December  28,  1992  and

July 27, 1995 (collectively, the "Orders"), this is to certify that the

following  paragraphs  report  transactions  carried  out  by   Entergy

Integrated Solutions, Inc. (EIS)<FN1> during the three (3) month and twelve

(12)   month   periods  ended  December  31,  1997  pursuant   to   the

authorization  of  the  SEC and provide such other  information  as  is required  to  be  reported in accordance with  the  provisions  of  the

Orders.



I.   Summary of Total Assets and Revenues of EIS By Type of Activity


		 Energy Management &               Funding of other
			 DSM          Consulting     Contractors

Total Assets *    $ 116,470,308.88
Total Revenues    $  74,237,697.00

*  Excludes assets that are not appropriately allocated to any specific business activity, but which support EIS's general business operations.


II.  Summary of Total Assets and Revenues of EIS By Geographic Region


					 U.S. (excluding      World
		   Base Region            Base Region)   (excluding U.S.)
Total Assets **   $27,318,011.28         $48,397,845.34
Total Revenues    $25,443,497.00         $48,794,200.00

**  Excludes assets that are not dedicated to EIS's business activities in any specific geographic region.



III. Financial Statements



     EIS's unaudited Balance Sheets, as of  December 31, 1997 and as of the  reporting date, respectively, and Income Statements for the twelve month  period  ending December 31, 1997, and for the calendar  year  to date, respectively, are attached hereto.


IV.     Information Reported on an Annual Basis

     A.   Statement of Estimated Kilowatts Saved (12 months ending

12/31/96)

				     Base Region   Outside Base Region

Energy Management Services              3,836.52       11,373.69

DSM Services (Utility Sponsor)

     B.   Terminated and/or Canceled Contracts

				   Contract  Amount of Loss    Reason for
Customer                            Value    to Entergy       Termination/Cancellation
Munro Petroleum & Terminal Corp    $ 29,890  $ 29,890       Irreconcilable differences
The Sporting Club                    17,373    17,373       relating to the system's
Lewis Corporation                    13,342    13,342       energy efficiency level.
Misc customers (< $10,000)          672,551   245,259           "

     C.   Bad Debt

Customer                           Amount of Bad Debt Expense or Loss
Munro Petroleum & Terminal Corp                   $ 29,890
The Sporting Club                                   14,146
Lewis Corporation                                   13,341
Sanjit B. Shad                                      11,088
Miscellaneous Customers (< $10,000)                284,902

     D.   Schedule of Projects Over $100,000

					     EMS or DSM     Investment   Estimate Future
Customer                                       Services       Total     Project Value

   FLEMING COMPANIES, INC.                        EMS           766,002  10,554,534
   SEARS, ROEBUCK & COMPANY                       EMS         1,241,476   2,395,899
   RYERSON-TULL, INC.                             EMS           344,913   1,566,788
   FLYING J, INC.                                 EMS           398,615   1,380,083
   FLEMING COMPANIES, INC.                        EMS            97,171     739,061
   FLEMING COMPANIES, INC.                        EMS            53,046     856,509
   BILL'S DOLLAR STORES, INC.                     EMS           155,805     680,009
   ABB POWER T & D COMPANY,  INC.                 EMS           190,535     666,392
   SPECTRUM STORES, INC                           EMS            69,284     772,286
   GENERAL GROWTH MANAGEMENT, INC.                EMS           206,196     506,917
   RYERSON TULL, INC. DBA RYERSON COIL            EMS            94,586     454,892
   BERGLUND CHEVROLET, INC.                       EMS            53,430     466,965
   PEPSI-COLA PHILADELPHIA                        EMS            53,268     462,827
   STEVE MOORE CHEVROLET, INC.                    EMS            29,637     448,257
   MELVIN L. DAVIS OIL COMPANY, INC.              EMS            46,240     438,423
   FLEMING COMPANIES, INC.                        EMS             6,467     340,119
   ENGLEFIELD, INC.                               EMS            88,726     322,161
   KOONS PONTIAC, OLDS, GMC TRUCK, INC.           EMS            51,889     395,165
   HOWMET CORP.                                   EMS            91,454     300,496
   CHARLES BARKER AUTOMOTIVE, INC                 EMS            47,259     376,406
   ST. CLAIR DIE CASTING COMPANY                  EMS            90,665     280,200
   D & S FOOD VENTURE, INC.                       EMS            40,188     333,931
   HILL CITY OIL COMPANY, INC.                    EMS            34,575     333,919
   ST. ANDREWS PARISH PARKS/P.G. COMM.            EMS            43,722     332,055
   RAHE, INC.                                     EMS            32,085     331,187
   SAWMILL ATHLETIC CLUB, INC.                    EMS            33,479     329,212
   THE RANDY CO. D/B/A COURT ONE ATHLETIC         EMS            23,198     322,586
   HOFFMAN BEVERAGE COMPANY INC                   EMS            35,173     297,101
   AMOCO DIRECT RETAIL OPERATIONS                 EMS            32,832     231,998
   COLEMAN OIL CO., INC.                          EMS            56,284     229,779
   ELLERSLIE CORPORATION                          EMS            43,330     219,780
   CUSTOMER 1 ONE, INC.                           EMS            35,645     270,122
   WALKER FORD COMPANY, INC.                      EMS            35,330     266,226
   LINK-BELT CONSTRUCTION COMPANY                 EMS            27,107     264,747
   E-Z MART STORES, INC.                          EMS            45,646     194,393
   DIAMOND CLUBS GROUP, LLC.                      EMS            19,918     243,755
   FAULKNER OLDSMOBILE, INC.                      EMS            30,216     235,508
   BILL'S DOLLAR STORES, INC.                     EMS            26,325     233,030
   LAURINBURG KFC TAKE HOME, INC.                 EMS            20,477     231,791
   CHECK PRINTERS, INC. TEST                      EMS            51,149     180,736
   FAULKNER CHEVROLET, INC                        EMS            28,163     225,492
   COASTAL MART, INC.                             EMS            39,094     176,881
   PATTERSON OLDSMOBILE-GMC-TOYOTA, INC           EMS            29,472     220,657
   SIERRA VEHICLES, INC.                          EMS            48,554     174,271
   ROGER BEASLY IMPORTS, INC.                     EMS            19,163     217,517
   SPREEN SATURN, INC.                            EMS            23,008     213,348
   J.R. HOLCOMB & COMPANY                         EMS            16,919     206,943
   B AND T FOODS, INC.                            EMS            21,363     206,271
   J. A. MILES OIL COMPANY, INC.                  EMS            23,889     204,806
   RESEDA DODGE SALES, INC.                       EMS            26,772     204,752
   MAYFAIR WINDOW & DOOR COMPANY LP               EMS            13,694     197,234
   RYERSON-TULL, INC. (HOUSTON FACILITY)          EMS            39,857     155,278
   TRINITY MARINE INDUSTRIES                      EMS            38,485     155,120
   TRI-CO OIL COMPANY, INC.                       EMS            22,943     192,635
   BOWDITCH FORD, INC.                            EMS            49,847     146,390
   O'CONNOR OIL CORPORATION                       EMS            16,943     183,310
   AVERITT EXPRESS, INC.                          EMS            45,182     145,051
   3166, INC.                                     EMS            53,882     144,614
   BILL STEBER CHEVROLET, INC.                    EMS            15,134     181,217
   LAMARQUE FORD, INC.                            EMS            32,802     144,403
   COMBINED ENTERTAINMENT, INC.                   EMS            16,764     180,891
   GARY W. WHEATLEY DBA FOODLAND FRESH            EMS            26,540     180,879
   DREYER & REINBOLD, INC                         EMS            22,120     180,481
   JIM MILES, INC.                                EMS            17,523     179,366
   DURHAM AUTOPLEX, INC.                          EMS            25,585     179,346
   FLOWERS BAKING CO. OF JACKSONVILLE, INC.       EMS            48,044     142,647
   AYERS OIL CO., INC.                            EMS            15,424     178,262
   STEINHAGEN OIL CO., INC.                       EMS            15,579     141,831
   BOBBY JONES FORD, INC.                         EMS            42,380     141,090
   TRINITY MARINE PORT ALLEN                      EMS            28,837     140,548
   GENE EVANS FORD, INC.                          EMS            36,245     139,647
   FAULKNER HARRISBURG INC.                       EMS            16,368     174,749
   LOXCREEN COMPANY, INC.                         EMS            21,502     174,328
   J.R. HOLCOMB & COMPANY                         EMS            29,061     138,753
   TEXAS MOTORS, INC.                             EMS            39,893     138,528
   BEST OIL, INC.                                 EMS            33,209     137,971
   MAC'S "76", INC.                               EMS            16,938     171,744
   DURHAM DEVELOPMENT CORPORATION                 EMS            21,683     171,661
   JOHNS FORD, INC.                               EMS            38,771     136,774
   BOX USA GROUP, INC.                            EMS            40,074     135,295
   KOON'S OF WESTMINSTER, INC.                    EMS            18,244     169,041
   BELLMA, INC.                                   EMS            42,606     134,294
   THE RACQUET CLUB OF COLUMBUS                   EMS            18,701     168,247
   MALL ASSOCIATES LLC                            EMS            37,185     133,251
   KOONS BUICK PONTIAC GMC, INC                   EMS            47,229     132,756
   J. KOONS PONTIAC GMC TRUCK, INC.               EMS            44,197     129,982
   MINTO BROTHERS, INC.                           EMS            16,950     162,287
   GERALD JONES VOLKSWAGEN, INC.                  EMS            43,054     129,265
   M & G MARKETS, INC.                            EMS            20,755     160,929
   GCJ ENTERPRISES, INC.                          EMS            17,568     160,574
   CORMIER CHEVROLET COMPANY                      EMS            41,128     125,823
   SUN STATE FORD, INC.                           EMS            38,270     125,332
   SPRING HILL FORD, INC.                         EMS            20,290     157,181
   HARVEY CHEVROLET CORP.                         EMS            17,268     157,159
   COURTESY CHEVROLET MOTORS                      EMS            45,763     124,860
   THE LOXCREEN COMPANY, INC.                     EMS            16,050     156,465
   KTC/QUAIL, INC.                                EMS            35,290     124,283
   AMERICAN SERVICE CENTER, LP                    EMS            45,956     123,438




_______________________________
<FN1>  By amendment to its Certificate of Incorporation, Entergy Systems and
       Service, Inc. changed its name to "Entergy Integrated Solutions, Inc.", effective May 7, 1996


Entergy Integrated Solutions Inc.
Statement of Operations
Quarter and Year-To-Date Ended December 31, 1997
(Unaudited)

							    Current Quarter         Year To Date
Revenue                                                         $  29,066,453.00       74,237,697.00
Operating Expense                                                  19,238,138.00       49,539,863.00
								----------------      --------------
Gross Margin                                                        9,828,315.00       24,697,834.00
Selling Expense                                                     3,679,940.00       15,280,906.00
Marketing Expense                                                      70,283.00          680,971.00
Administrative & General Expense                                    3,628,679.00       15,510,064.00
Other Expense/Income                                               22,213,100.00       29,856,709.00
								----------------      --------------
Net Operating Profit (Loss) Before Taxes                          (19,763,687.00)     (36,630,816.00)
Income taxes                                                       (6,503,499.00)     (12,553,820.00)
								----------------      --------------
Net Profit (Loss)                                               $ (13,260,188.00)     (24,076,996.00)
								================      ==============

Entergy Integrated Solutions Inc.
Balance Sheet
December 31, 1997
(Unaudited)

ASSETS
Current assets:
   Cash and cash equivalents                                     $  3,824,013.24
   Accounts receivable                                              4,114,486.45
   Other current assets                                             6,552,196.40
								 ---------------
      Total current assets                                         14,490,696.09
								 ---------------

Investments:
   HES service contracts, net                                       1,794,545.48
								 ---------------
      Total investments                                             1,794,545.48
								 ---------------

Fixed Assets:
   Furniture and equipment, net                                     7,860,437.96
   Equipment inventory held for installation                       11,146,284.76
   Installations in process                                        10,298,005.53
   Installed equipment                                             59,508,819.16
								 ---------------
      Total fixed assets                                           88,813,547.41
								 ---------------

Deferred Debits:
   Miscellaneous deferred debits                                    1,071,854.99
   Deferred income taxes                                            9,437,671.00
   Other assets, Net                                                  861,993.91
								 ---------------
      Total deferred debits                                        11,371,519.90
								 ---------------

      TOTAL ASSETS                                               $116,470,308.88
								 ===============

Entergy Integrated Solutions Inc.
Balance Sheet
December 31, 1997
(Unaudited)

LIABILITIES AND CAPITAL
Current & accrued liabilities:
   Accounts payable                                              $  1,659,666.48
   Accrued liabilities                                              7,006,937.40
   Current portion of capital lease obligations                        92,019.66
Current Maturities-Other Long-term liabilities                      1,483,960.25
								 ---------------
      Total current & accrued liabilities                          10,242,583.79
								 ---------------

Long-term liabilities:
  Long-term liabilities                                             3,293,068.58
								 ---------------
      Total long-term liabilities                                   3,293,068.58
								 ---------------

Deferred Credits:
   Service contract revenue                                        49,392,282.88
								 ---------------
      Total deferred credits                                       49,392,282.88
								 ---------------

Capital:
   Common stock, no par value, 50,000 shares authorized,
   13,500 shares issued and outstanding                            13,500,000.00
   Paid in capital                                                150,000,000.00
   Accumulated deficit                                           (109,957,626.37)
								 ---------------
      Total capital                                                53,542,373.63
								 ---------------

      Total liabilities and capital                              $116,470,308.88
								 ===============

Entergy Integrated Solutions Inc.
Statement of Operations
Quarter and Year-To-Date Ended December 31, 1997
(Unaudited)

Assets by Region:

  Inside Base Region        $27,318,011.28

  Outside Base Region        48,397,845.34
			    --------------
      Total Assets          $75,715,856.62
			    ==============

  Inside Base Region        $25,443,497.00

  Outside Base Region        48,794,200.00
			    --------------
      Total Revenues        $74,237,697.00
			    ==============

Entergy Integrated Solutions Inc.
Statement of Operations
Quarter and Year-To-Date Ended December 31, 1997
(Unaudited)

Assets by Activity:
  Energy Management & DSM Services        $116,470,308.88
					  ===============

Revenue by Activity:
  Energy Management & DSM Services        $74,237,697.00
					  ==============

Entergy Integrated Solutions Inc.
Statement of Operations
Quarter and Year-To-Date Ended March 31, 1998
(Unaudited)

					      Current Quarter       Year To Date
Revenue                                           $19,263,958.00    19,263,958.00

Operating Expense                                  13,969,533.00    13,969,533.00
						  --------------   --------------
Gross Margin                                        5,294,425.00     5,294,425.00

Selling Expense                                     3,565,608.00     3,565,608.00
Marketing Expense                                     116,035.00       116,035.00
Administrative & General Expense                    2,880,790.00     2,880,790.00
Other Expense/Income                                1,518,391.00     1,518,391.00
						  --------------   --------------

Net Operating Profit (Loss) Before Taxes           (2,786,399.00)   (2,786,399.00)

Income taxes                                         (980,715.00)     (980,715.00)
						  --------------   --------------

Net Profit (Loss)                                 $(1,805,684.00)   (1,805,684.00)
						  ==============   ==============

Entergy Integrated Solutions Inc.
Balance Sheet
March 31, 1998
(Unaudited)

ASSETS

Current assets:
   Cash and cash equivalents                     $    820,476.07
   Accounts receivable                              2,870,739.36
   Other current assets                             7,452,518.19
						 ---------------
      Total current assets                         11,143,733.62
						 ---------------

Fixed Assets:
   Furniture and equipment, net                     7,600,976.16
   Equipment inventory held for installation       12,574,057.97
   Installations in process                        12,645,564.85
   Installed equipment                             53,189,276.07
						 ---------------
      Total fixed assets                           86,009,875.05
						 ---------------

Deferred Debits:
   Miscellaneous deferred debits                    1,168,539.03
   Deferred income taxes                            9,437,671.00
   Other assets, Net                                1,077,258.43
						 ---------------
      Total deferred debits                        11,683,468.46
						 ---------------

      TOTAL ASSETS                               $108,837,077.13
						 ===============

Entergy Integrated Solutions Inc.
Balance Sheet
March 31, 1998
(Unaudited)

LIABILITIES AND CAPITAL

Current & accrued liabilities:
   Accounts payable                                          $  1,425,018.58
   Accrued liabilities                                          7,772,574.92
   Current portion of capital lease obligations                    94,774.88
Current Maturities-Other Long-term liabilities                    982,015.68
							     ---------------
      Total current & accrued liabilities                      10,274,384.06
							     ---------------

Long-term liabilities:
  Long-term liabilities                                         1,465,952.84
							     ---------------
      Total long-term liabilities                               1,465,952.84
							     ---------------

Deferred Credits:
   Service contract revenue                                    45,360,050.92
							     ---------------
      Total deferred credits                                   45,360,050.92
							     ---------------

Capital:
   Common stock, no par value, 50,000 shares authorized,
   13,500 shares issued and outstanding                        13,500,000.00
   Paid in capital                                            150,000,000.00
   Accumulated deficit                                       (111,763,310.69)
							     ---------------
      Total capital                                            51,736,689.31
							     ---------------

      Total liabilities and capital                          $108,837,077.13
							     ===============

  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

			  Organization Chart

			    See page 27




			 Methods of Allocation

Indirect costs are allocated monthly to each project on the direct dollars charged to the project.


	 Annual Statement of Compensation for Use of Capital Billed

			    - Not applicable -

			Disclaimer of Subsidization

Enterprises represents that no Domestic Associate Company has subsidized the operations of Central Costanera, S.A. or Edesure, S. A. and, further, that the transfer of any personnel from, and the rendering of services by the Domestic Associate Companies in connection with these companies have not adversely affected the services provided by such companies to their respective customers.

			      26 of 28 pages

		ENTERGY ENTERPRISES, INC.
		   Organization Chart
			April 1998



		       DIRECTORS

		     William D. Bandt
		     Jerry D. Jackson
		     Edwin Lupberger

Edwin Lupberger              Chairman of the Board and President

Charles J. Brown, III        Group President, Project Development EPG

William D. Bandt             Executive Vice President-Retail Service

Richard J. Landy             Senior Vice President

Shahid J. Malik              Senior Vice President

Naomi Nakagama               Senior Vice President-Finance and Treasurer

Michael G. Thompson          Senior Vice President-Law and Secretary

David W. Carter              Vice President

Robert J. Cushman            Vice President-Finance

Lawrence S. Folks            Vice President

Robert A. Keegan             Vice President

Steven R. Kirkeby            Vice President-Marketing

John J. Ludwig               Vice President-Operations

James E. Moss                Vice President-Business Development

Laurence M. Hamric           Assistant Secretary

Frederick F. Nugent          Assistant Secretary

Stephen T. Refsell           Assistant Secretary


		  27 of 28 pages

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

		       Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





				 Entergy Enterprises, Inc.
				(Name of Reporting Company)

				 By:  /s/ Robert J. Cushman
				 (Signature of Signing Officer)



					Robert J. Cushman
				     Vice President - Finance
			      (Print Name and Title of Signing Officer)



Date: May 1, 1998

			28 of 28 pages